

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2018

James P. Prenetta
Executive Vice President and General Counsel
Fusion Connect, Inc.
420 Lexington Avenue, Suite 1718
New York, New York 10170

   Re: Fusion Connect, Inc.
   Registration Statement on Form S-3
   File No. 333-225371
   Filed June 1, 2018

Dear Mr. Prenetta:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                                        Division of Corporation Finance
                                        Office of Information Technologies
                                        and Services

cc: Merrill B. Stone, Esq.